Exhibit 4.26

Summary of Asset Purchase Agreement in Hebrew, As Amended

Date:	January 1, 2002, amended April 8, 2003

Parties:	Edco Electronics Ltd. (“Edco”)
Benny Konstantin (“Konstantin)
Associative Computing Ltd. (the “Subsidiary”)
Robomatix Technologies Ltd. (“Robomatix”)

The Transaction and Consideration:

The Subsidiary acquired substantially all of the assets and activities of Edco. This transaction was subject to the following terms: (1) On January 1, 2003 or another date set for closing of the transaction (the “Closing”), Edco’s net capital stood at no less NIS 9.8 million and; (2) at Closing Edco’s profit for 2002 was not less than NIS 5 million. In consideration, the Subsidiary paid Edco NIS 12,600,000.

Representations and Warranties:

Edco, Konstantin, Robomatix and the Subsidiary made standard representations and warranties made in agreements of this nature.

Covenants:

Edco and Konstantin made the following covenants:

  Konstantin agreed to act as manager of the Subsidiary at least until December 31, 2006.
  Edco agreed to act trustee to the Subsidiary in connection with certain of Edco’s activities and/or assets that could not, for any reason, be transferred to the Subsidiary at closing. Edco shall continue to manage such activities and assets until full transfer of these activities and/or assets to the Subsidiary.

Robomatix made the following covenants:

  Robomatix agreed to act in order to obtain a line of credit for the Subsidiary in the amount of at least NIS 6 million from Bank Hapoalim B.M. and/or any other bank, for purposes of financing the Subsidiary’s current activities, the loan to Edco and the acquired activities including the Subsidiary’s commitments to its shareholders.

  Robomatix agreed to act in order to obtain a loan for the Subsidiary from Bank Hapoalim B.M. and/or any other bank in the amount of NIS 12,600,000 million, for purposes of financing the acquisition of Edco’s assets and activities.

Additional Terms:

  The transaction is subject to obtaining of the line of credit and the loan to Konstantin’s satisfaction and with his approval.
  After the date of closing, the Subsidiary will acquire key-man insurance for Konstantin.
  The parties agreed to change the Subsidiary's name and include the word "Edco" in the new name. Edco agreed to change its name to one that does not include the word “Edco” not to conduct business competing with the acquired assets and activities.
  Konstantin and Edco’s undertook to transfer its employees to the Subsidiary along with all their social benefits. The cost of salary for all of Edco’s employees transferred to the Subsidiary (not including Konstantin), will be according to their salary agreements as of June 30, 2002 provided that such cost does not exceed the cost of the employees’ salary in 2001 and half of 2002. Konstantin and Edco further undertake to have all the transferred employees sign waivers in connection with their transfer. The transfer of such employees is subject to the signing of these waivers.

  Price Adjustment and Indemnification:

o	The purchase price is subject to a price adjustment and indemnification mechanism for incompatabilities or discrepancies regarding the assets transferred to the Subsidiary and/or in the representations and warranties made by the parties. This mechanism will only be applicable to incompatabilities or discrepancies of over NIS 150,000.
o	Robomatix received protection from dilution of its share percentage in the event that the Subsidiary is required to issue shares to any third party as a result of obligations of Edco.
o	If the any claim is made against the Subsidiary with regard to any debt owed by Konstantin and/or Edco prior to the transaction Edco and Konstantin will indemnify the Subsidiary by loaning the Subsidiary any sum demanded (and such loan shall not be repayable without the consent of Robomatix), or to invest such amount in the Subsidiary (and such investment shall not dilute the holdings of Robomatix and Robomatix will bear no tax expense resulting from such investment).